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VF 3-25-05

S 05040442 S COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Securities Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1402 Royal Palm Beach Boulevard, Building 700
(No. and Street)

Royal Palm Beach, (City) Florida (State) 33411 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2005 WASH. D.C. 179

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Jordan 954-907-1507
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH 3/30/2005

3/24/05 SS

OATH OR AFFIRMATION

I, Dennis Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independent Securities Investors Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

FREDERIC M. LICATA
MY COMMISSION # DD 158024
EXPIRES: October 13, 2006
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

INDEPENDENT SECURITIES INVESTORS CORPORATION
1402 Royal Palm Beach Boulevard, Building 700
Royal Palm Beach, Florida 33411

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Independent Securities Investors Corporation
Royal Palm Beach, Florida

I have audited the accompanying statement of financial condition of Independent Securities Investors Corporation as of December 31, 2004 and the related statements of (loss), changes in shareholder's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Independent Securities Investors Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Independent Securities Investors Corporation as of December 31, 2003 and the results of the operations, shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 24, 2004

INDEPENDENT SECURITIES INVESTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Money Markets	$ 2,307
Clearing Deposits	20,558
Commissions Receivable	74,258
Deposits	247
TOTAL ASSETS	$ 97,370

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts Payable	$ 360
Commissions Payable	66,831
Accrued Expenses	1,500
TOTAL LIABILITIES	$ 68,691
SHAREHOLDER'S EQUITY	
Common stock 2500 shares; authorized and issued without par value	0
Additional Paid In Capital	434,527
Deficit	(405,848)
TOTAL SHAREHOLDER'S EQUITY	28,679
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 97,370

See accompanying notes to financial statements

INDEPENDENT SECURITIES INVESTORS CORPORATION
STATEMENT OF (LOSS)
DECEMBER 31, 2004

REVENUE	
Commissions	$460,666
Interest	477
	461,143
COST OF SALES	
Commissions-Brokers	333,435
Clearing costs	67,089
Unsecured Debits & Write Off	901
Telephone & Communications	1,000
	402,425
GROSS PROFIT	58,718
OPERATING EXPENSES - Schedule, Page 11	103,019
(LOSS) BEFORE TAXES	(44,301)
TAXES ON INCOME	--
NET (LOSS)	$(44,301)

See accompanying notes to financial statements

INDEPENDENT SECURITIES INVESTORS CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
DECEMBER 31, 2004

	Paid-In Capital	Distribution	(Deficit) Retained Earnings	Total
Balance, January 1, 2004	$ 393,427	$ 0	$(361,547)	$ 31,880
Contributed Capital	56,600	(15,500)		41,100
Net (Loss)			(44,301)	(44,301)
Balance, December 31, 2004	$ 450,027	$(15,500)	$(405,848)	$ 28,679

See accompanying notes to financial statements

SECURITIES INVESTORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES:	
Net (loss)	$(44,301)
Depreciation	290
CHANGES IN OPERATING ASSETS & LIABILITIES	
Commissions Receivable	(70,905)
Clearing Deposits	6,973
Broker receivable	74
Accrued Expenses	(500)
Commission Payable	66,831
CASH (USED) BY OPERATING ACTIVITIES	(41,538)
ACQUISITION ACTIVITIES:	--
INVESTING ACTIVITIES:	
Capital Contributed	56,600
Distribution	(15,500)
DECREASE IN CASH	(438)
Cash: Beginning of the year	2,745
Cash: End of the year	$ 2,307

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF CORPORATION

Independent Securities Investors Corporation (the Company), was incorporated in the State of Nevada maintaining its principal office in Plantation, Florida. The Company operated pursuant to the (K)(2)(A) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company was incorporated in March 27, 1991, and became a member of the NASD September 21, 1998.

NOTE 2 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2004 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 8.

NOTE 3 - INCOME TAXES

The Company has Federal Net Operating Losses (NOL) carry forward as follows:

Year	
1998	$212,000
1999	84,000
2000	41,000
2001	18,000
2002	0
2003	1,000
2004	44,000
	$400,000

The losses can be carried over twenty years to offset future taxable income. An allowance for the entire NOL deferred asset has been provided.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the company the company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INDEPENDENT SECURITIES INVESTORS CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$	28,679
Less: Excludable Assets: Deposit		(247)
Haircut		(457)
NET CAPITAL		27,975

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$	4,579
Minimum dollar net capital required	$	5,000
Net Capital required greater of above amounts	$	5,000
EXCESS CAPITAL	$	22,975
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$	21,106

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$	68,691
Percentage of aggregate indebtedness to net capital		245.54%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)		N/A

RECONCILIATION:

NONE REQUIRED

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Independent Securities Investors Corporation
Royal Palm Beach, Florida

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2004 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 24, 2005

INDEPENDENT SECURITIES
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2004

OPERATING EXPENSES

Arbitration expense	$ 50,000
Bank Charges	554
Contributions	500
Depreciation	289
Insurance	811
Licenses & Registration	31,990
Office Supplies	206
Postage	503
Professional Services	15,972
Rent	2,044
SIPC	150
TOTAL OPERATING EXPENSES	$103,019

See accompanying notes to financial statements

PART II

INDEPENDENT SECURITIES INVESTORS CORPORATION

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Independent Securities Investors Corporation
Royal Palm Beach, Florida

In planning and performing my audit of the financial statements of Independent Securities Investors Corporation (hereafter referred to as the "Company") for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles

Board of Directors
Independent Securities Investors Corporation
Royal Palm Beach, Florida

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 24, 2005